FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“CBD”), hereby informs its shareholders that the Board of Directors approved in a meeting held on April 8, 2008 a proposal for the capital increase of CBD by private subscription, from R$ 4,157,421,188.50 (four billion, one hundred fifty seven million, four hundred twenty one thousand, one hundred and eighty eight Brazilian Reais and fifty cents) to R$ 4,430,961,578.80 (four billion, four hundred thirty million, nine hundred sixty one thousand, five hundred and seventy eight Brazilian Reais and eighty cents), upon the issuance of 7,714,055 (seven million, seven hundred fourteen thousand and fifty five) preferred shares, within the limits of the authorized capital set forth in CBD’s By-laws. Such capital increase is intended to reduce CBD's indebtedness.

As a result of the abovementioned capital increase, and in view of the provisions of article 171 of Brazilian Law No. 6.404/76 (“Brazilian Corporation Law”), the shareholders of CBD shall have preemptive rights to subscribe for the newly issued shares according to the conditions below:

(i) Amount of the Capital Increase: The amount of the capital increase is R$ 273,540,390.30 (two hundred seventy three million, five hundred forty thousand, three hundred and ninety Brazilian Reais and thirty cents).

(ii) Quantity and Type of Issued Shares: 7,714,055 (seven million, seven hundred fourteen thousand and fifty five) registered, book-entry preferred shares with no par value, issued by CBD.

(iii) Issue Price: The issue price is R$35.46 (thirty five Brazilian reais and forty six cents) per preferred share and was determined based on the average price of recent trading sessions.

(iv) Characteristics: The newly issued shares shall confer the same rights and characteristics as the currently existing preferred shares, except that the newly issued shares shall not be entitled to dividends relating to the fiscal year ended December 31, 2007, even if such dividends are declared after the date hereof.

(v) Payment Conditions: The payment of the newly issued shares shall be made upon subscription of the shares, in cash, in Brazilian reais, or, at the subscriber’s option, upon capitalization of unquestionable and enforceable credits held by the subscriber against CBD, with expiration date until the date of subscription of shares by the subscriber, provided that proper evidence of such credit is presented to CBD. In this hypothesis, CBD will issue an evidence letter regarding the credit, to be presented by the holder of the credit to Banco Itaú S.A. at the branches listed below. The shareholder that does not hold sufficient credits against CBD to pay in all shares that may be subscribed due to the relevant preemptive rights may pay for a portion of the newly subscribed shares in cash.

(vi) Preemptive Rights: (a) Except as set forth in (b) below, all of CBD’s shareholders may exercise their preemptive rights, as provided for in Article 171 of the Brazilian Corporation Law, during a term of 30 days as from April 10, 2008, ending on May 9, 2008 (inclusively), doing so in any branch of Banco Itaú S.A. if payment is to be made in Brazilian reais. Shareholders who wish to subscribe for the newly issued shares and pay for such shares upon the capitalization of credits, as per item (v) above, shall do so at the following branches of Banco Itaú S.A.:

Belo Horizonte (MG) Av. João Pinheiro, 195 - Térreo

Brasília (DF) SCS Quadra 3 Ed. D’Angla 30, Bloco A - Sobreloja

Curitiba (PR) Rua João Negrão, 65 - Sobreloja

Porto Alegre. (RS) Rua Sete de Setembro, 746 - Térreo

Rio de Janeiro (RJ) Rua Sete de Setembro, 99 - Subsolo

Salvador (BA) Av. Estados Unidos, 50, Ed. Sesquicentenário – 2º andar

São Paulo (SP) Rua Boa Vista, 176 – 1º Subsolo

Shareholders shall receive the subscription bulletins by mail and those who do not receive it by such means, shall obtain the subscription bulletins at any of the branches of Banco Itaú S.A. above listed within the term for subscription. Shareholders that wish to exercise preemptive rights with respect to the shares that were not initially subscribed as set forth above, shall state so in the Subscription Bulletin (Boletim de Subscrição).

(b) As CBD is not filing a registration statement under the Securities Act of 1933 with respect to the preemptive rights, and no exemption from registration is available, U.S. persons, as defined in Regulation S under the Securities Act of 1933, as amended, will not be able to exercise preemptive rights with respect to this capital increase.

(vii) Proportion for Exercise of Preemptive Rights. The preemptive rights of the shareholders may be exercised in the proportion of 3.376998125% in newly issued preferred shares, in accordance with Article 171, caput, of the Brazilian Corporation Law.

(viii) Transfer of Preemptive Rights: Shareholders may transfer their preemptive rights within the 30-day term for the exercise of such preemptive rights. The transfer of the preemptive rights shall be made in a timely manner so as to ensure that the transferred rights can be exercised within the term set forth in (vi) above. Shareholders whose shares are held by Banco Itaú S.A. as custodian shall request Banco Itaú S.A. to prepare the respective bulletin for the assignment of rights or give instructions to their broker to trade their rights directly on the stock exchanges.

(ix) Procedure for Subscription of Unsubscribed Shares: Subsequent to the term for the exercise of preemptive rights, the shareholders who declared in the subscription bulletin their interest in subscribing for the remaining unsubscribed shares shall exercise the right to subscribe for additional shares within two (2) business days following publication by CBD of new notice to shareholders. Shares that remain unsubscribed shall be sold on the Stock Exchange.

(xi) Ex-Subscription Trading: Shares acquired on or after April 10, 2008 shall not be entitled to preemptive rights.

Further clarifications in relation to the capital increase may be obtained by telephone at (55 11) 3886-0421 or by e-mail: gpa.ri@grupopaodeacucar.com.br.

São Paulo, April 8, 2008

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 8, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.